UNITED STATES

21004502

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PART III

SEC FILE NUMBER
8-29755

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/20 AND ENDING 03/31/21

                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Delaware Distributors LP**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

100 Independence, 610 Market Street

(No. and Street)

Philadelphia	Pennsylvania	19106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Hoban   215-255-2849

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers

(Name – *if individual, state last, first, middle name*)

2001 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Stephen Hoban_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Delaware Distributors LP_____ , as of _May 27_____, 20_21____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Vice President and Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Delaware Distributors, L.P.

Financial Statements and Supplemental Information

Fiscal Year Ended March 31, 2021

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Delaware Distributors, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Delaware Distributors, L.P. (the "Company") as of March 31, 2021, and the related statements of operations, changes in partners' capital and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers or Dealers Under Rule 15c3-3 of the Securities and Exchange Commission as of March 31, 2021 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 . In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PriceWaterHouseCoopers LLP

May 27, 2021

We have served as the Company's auditor since 2011.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, F:(267) 330 3300, www.pwc.com/us

Delaware Distributors, L.P.

Statement of Financial Condition

March 31, 2021

(In Thousands)

Assets		
Cash	$	32,939
Due from affiliated mutual funds		6,489
Due from affiliates		1,902
Prepaid expenses and other assets		1,282
Deferred dealer commissions, less accumulated amortization of $781		1,014
Total assets	$	43,626
Liabilities and partners' capital		
Liabilities:		
Accounts payable and accrued liabilities	$	18,038
Accrued salaries and related expenses		6,496
Due to affiliates		5,805
Total liabilities	$	30,339
Partners' capital:		
Limited partners		13,154
General partner		133
Total partners' capital		13,287
Total liabilities and partners' capital	$	43,626

See accompanying notes.

Delaware Distributors, L.P.

Statement of Operations

Fiscal Year Ended March 31, 2021

(In Thousands)

Revenues		
Administrative fees	$	105,205
Distribution fees		72,090
Commissions and other income, net		2,443
Total revenues	$	179,738
Expenses		
Distribution costs	$	116,419
Salaries and related expenses		42,076
Selling, general, and administrative		19,932
Deferred dealer commission amortization		1,678
Total expenses	$	180,105
Net loss	$	(367)

See accompanying notes.

Delaware Distributors, L.P.

Statement of Changes in Partners' Capital

Fiscal Year Ended March 31, 2021

(In Thousands)

	Delaware Distributors, Inc. (General Partner)		Delaware Investments Distribution Partner, Inc. (Limited Partner)		Delaware Capital Management Series (Limited Partner)		Total	
Percentage interest per partnership agreement	1%		98%		1%		100%	
Balances as of March 31, 2020	$	187	$	18,280	$	187	$	18,654
Net loss for the fiscal year ended March 31, 2021		(4)		(359)		(4)		(367)
Partners' distribution		(50)		(4,900)		(50)		(5,000)
Balances as of March 31, 2021	**$**	**133**	**$**	**13,021**	**$**	**133**	**$**	**13,287**

See accompanying notes.

Delaware Distributors, L.P.

Statement of Cash Flows

Fiscal Year Ended March 31, 2021

(In Thousands)

Cash Flows from operating activities

Net loss	$	(367)
Adjustments to reconcile net loss to net cash used by operating activities:		
Deferred dealer commission amortization		1,678
Change in assets and liabilities:		
Increase in Deferred dealer commissions		(1,951)
Increase in Due from affiliated mutual funds		(624)
Increase in Prepaid expenses and other assets		(95)
Decrease in Due from affiliates		157
Increase in Due to affiliates		180
Decrease in Accounts payable and accrued liabilities		(4,103)
Decrease in Accrued salaries and related expenses		(513)
Net cash used in operating activities		(5,638)

Cash flows used in financing activities

Partners' distribution		(5,000)
Net cash used in financing activities		(5,000)
Net decrease in cash		(10,638)
Cash at beginning of year		43,577
Cash at end of year	$	32,939

See accompanying notes.

Delaware Distributors, L.P.

Notes to Financial Statements

March 31, 2021
(In Thousands)

1. Description of Business and Ownership

Delaware Distributors, L.P. ("the Partnership") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership is the national distributor for affiliated mutual funds and provides certain administrative services to affiliates. The partners are Delaware Distributors, Inc. ("DDI") (1% General Partner), Delaware Investments Distribution Partner, Inc. ("DIDP") (98% Limited Partner), and Delaware Capital Management Series of Macquarie Investment Management Business Trust ("DCM") (1% Limited Partner). DDI is a direct wholly-owned subsidiary of Macquarie Management Holdings, Inc. ("Holdings"). DIDP and DCM are indirect wholly-owned subsidiaries of Holdings. Holdings, an indirect majority-owned subsidiary of Macquarie Group Limited ("Macquarie"), views the Partnership as an integral part of its investment management strategy.

The Partnership and other affiliated entities with which the Partnership does business are under common ownership and management control. The existence of this control could result in operating results or financial position of the Partnership significantly different from those that would have been obtained if the Partnership were autonomous.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with United States generally accepted accounting principles ("GAAP").

Cash

Cash is maintained in demand deposit accounts.

The Partnership had cash at March 31, 2021 of $32,939 which was held at a reputable financial institution. The cash held with the financial institution exceeds the Federal Deposit Insurance Corporation insurance limit of $250.

2. Significant Accounting Policies (continued)

Due from affiliated mutual funds

Amounts included in Due from affiliated mutual funds on the Statement of Financial Condition are deemed to approximate fair value due to the short collection cycle.

Deferred Dealer Commissions

Sales commissions paid to dealers in connection with the sale of certain shares of open-end affiliated mutual funds sold without a front-end sales charge are capitalized and amortized over a period that approximates the period of time during which such commissions are expected to be recovered from distribution plan (12b-1) payments received from the applicable affiliated mutual funds and contingent deferred sales charges received from shareholders upon the redemption of their shares. Deferred dealer commissions are amortized over a 12-month period. The deferred dealer commission asset is evaluated for impairment at least annually based on estimated future undiscounted cash flows expected to be received. The results of the impairment evaluation at March 31, 2021 indicated that the respective deferred dealer commission asset is not impaired.

Revenue Recognition

The Partnership recognizes revenue from contracts with customers in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. It requires the identification of discrete performance obligations within a customer contract and an associated transaction price is allocated to these obligations. Revenue is recognized upon satisfaction of these performance obligations, which occurs when control of the goods or services are transferred to the customer.

Delaware Distributors, L.P.

Notes to Financial Statements (continued)
(In Thousands)

2. Significant Accounting Policies (continued)

Revenue Recognition (continued)

Distribution fees are received from affiliated mutual funds to reimburse the Partnership for the costs of marketing and selling fund shares. Distribution fees are recognized monthly based on contracted rates as a percentage of average daily net assets of the funds. At month-end, the variable considerations of the transaction price for the month are not constrained as the net assets of the funds are calculated and the value of the consideration is determined. In turn, the Partnership enters into agreements with and compensates third-party brokers who sell the affiliated fund shares. The Partnership also incurs other distribution costs relating to marketing and selling fund shares. The compensation to third-party brokers and the other distribution costs relating to marketing and selling fund shares are classified within Distribution costs on the Statement of Operations. Because it is considered the principal distributor to the funds, the Partnership utilizes the gross basis of presentation of reporting distribution fees and related distribution costs. The Partnership accrues the corresponding distribution costs monthly as the expenses are incurred.

Administrative fees are earned for additional advertising, promotion and distribution of affiliates' products. The administrative fees charged to the affiliates are based upon the cost of supplying the service and are recognized monthly. At month-end, the variable consideration of the transaction price is no longer constrained as the cost of supplying the services can be calculated and the value of the consideration is determined. The application of the terms of the contract is reviewed at least annually for appropriateness by the Partnership and by the affiliates to which the services are provided.

Commissions are recorded as of trade date and are comprised of net sales charges retained and deferred sales charges received relating to purchases and redemptions of shares of affiliated mutual funds and related products. As of the trade date, the variable consideration of the transaction price is no longer constrained as the commission can be calculated and the value of the consideration is determined.

Interest income is non-contractual and is accrued as earned. It is included in Commissions and other income, net on the Partnership's Statement of Operations.

2. Significant Accounting Policies (continued)

Stock-Based Compensation

Certain employees of the Partnership participate in the Holdings and Macquarie stock-based compensation plans. The Partnership and Holdings account for these plans in accordance with the Stock Compensation topic ("Topic 718") of the Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC").

The Partnership expenses the fair value of restricted stock units ("RSUs") issued under the Holdings plan. The fair value of all stock-based awards are recognized as compensation expense over the period an employee is required to provide service in exchange for the award.

The Partnership's employees had participated in a stock-based awards plan sponsored by Holdings. The awards were expensed by the Partnership and are included in Salaries and related expenses on the Statement of Operations, but the liability had been included on Macquarie Investment Management Advisors series of Macquarie Investment Management Business Trust ("MIMA") with an intercompany liability between the Partnership and MIMA. Effective April 1, 2017, RSUs have no longer been awarded under the Holdings plan. The RSUs previously issued to the Partnership's employees became fully vested on July 1, 2020 and fully settled during the fiscal year ended March 31, 2021. No liability remains related to these awards.

Under the Macquarie Group Employee Retained Equity Plan ("MEREP"), Macquarie issues RSUs. The awards are measured at their grant dates based on Macquarie's publicly traded market value. The grant date fair value of the Macquarie awards granted to the Partnership's employees is expensed over the required service period and the awards generally vest over four years. The expense related to these awards is charged to the Partnership by Macquarie as an intercompany charge and is included in Salaries and related expenses on the Partnership's Statement of Operations.

Notes to Financial Statements (continued)
(In Thousands)

2. Significant Accounting Policies (continued)

Stock-Based Compensation (continued)

The Partnership recognized $1,384 of expense for the fiscal year ended March 31, 2021 related to these stock-based compensation awards and is included in Salaries and related expenses on the Partnership's Statement of Operations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Taxes

The Partnership is required to file a Federal and State Partnership return. However, in accordance with the provisions of the Internal Revenue Code and applicable state regulations, the taxable income or loss of the Partnership passes through and is reported in the tax returns of the partners in accordance with the terms of the partnership agreement. The Partnership also files the Business Income and Receipts Tax return with Philadelphia and incurs a tax which is based primarily upon receipts and is included in Selling, general and administrative expense on the Statement of Operations. Accordingly, no provision has been made in the accompanying financial statements for federal, state or local income taxes.

The Partnership does not have any tax positions at March 31, 2021 for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

As of March 31, 2021, the statute of limitations is open for tax years 2017 through current for the state of Pennsylvania and the city of Philadelphia filings as well as filings made under the Internal Revenue Code.

Delaware Distributors, L.P.

Notes to Financial Statements (continued)
(In Thousands)

3. Net Capital Requirements

The Partnership is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1.

At March 31, 2021, the Partnership's net capital, required net capital, and ratio of aggregate indebtedness to net capital were as follows:

Net capital	$4,650
Required net capital	$2,023
Ratio of aggregate indebtedness to net capital	6.52 to 1

The Partnership does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Partnership relies on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

4. Employee Benefit Plans

Defined Contribution Plans

The Partnership participates in a defined contribution plan sponsored by Holdings. The Partnership makes annual contributions to the plan equal to 4.0% of a participant's eligible compensation up to $125. Expense related to the plan totaled $202 for the fiscal year ended March 31, 2021.

The Partnership participates in a 401(k) plan sponsored by Holdings for certain employees and in a 401(k) plan sponsored by Macquarie Holdings (USA) Inc. ("MHUSA") for certain employees. Under both plans, the Partnership makes matching contributions equal to 100% of each participant's pre-tax contribution up to 3% of compensation plus an additional contribution equal to 50% of the next 2% of eligible compensation, as defined by the plans, contributed by the participant. Expense related to the 401(k) plans totaled $932 for the fiscal year ended March 31, 2021. These expenses are included in Salaries and related expenses on the Statement of Operations.

Delaware Distributors, L.P.

Notes to Financial Statements (continued)
(In Thousands)

4. Employee Benefit Plans (continued)

Notional Investment Policy

The bonus compensation of certain employees is deferred in accordance with Macquarie's bonus retention policy. In accordance with this policy, a designated portion of the employee's bonus is notionally invested in a portfolio of Macquarie-managed products as determined by the Macquarie compensation committee.

The notional investment vests in three equal tranches in the second, third and fourth year following the date of the investment. Once the notional investment vests, it is settled by MIMA. The expense related to this plan is recognized over the vesting period of the tranches, commencing as of the first day of the service period of the employee's bonus. The expense recognized for the fiscal year ended March 31, 2021 was $1,491 and is included in Salaries and related expenses on the Statement of Operations.

5. Related Party Transactions

The related party transactions below are in addition to those discussed elsewhere in the notes to the financial statements.

In the fiscal year ended March 31, 2021, the Partnership was charged selling, general, and administrative expenses of $8,679 primarily by Holdings and Macquarie affiliates for services provided by employees of affiliates. These expenses primarily relate to, but are not limited to, occupancy, information technology, human resources, finance, and legal services provided to the Partnership.

The Partnership allocated certain costs related to the distribution of managed account products to an affiliate. The allocated costs presented as a reduction of Salaries and related expenses on the Statement of Operations in the fiscal year ended March 31, 2021 were $2,922. The allocated costs presented as a reduction of selling, general and administrative expenses were $1,348.

Delaware Distributors, L.P.

Notes to Financial Statements (continued)
(In Thousands)

5. Related Party Transactions (continued)

In the fiscal year ended March 31, 2021, the Partnership earned Distribution fees of $72,090 from affiliated mutual funds to reimburse the Partnership for the costs of marketing and selling fund shares. Amounts included in Due from affiliated mutual funds on the Statement of Financial Condition related to these fees as of March 31, 2021 were $6,383.

In the fiscal year ended March 31, 2021, the Partnership earned Administrative fees of $105,205 for additional advertising, promotion and distribution of affiliates' products.

The Partnership pays certain expenses on behalf of affiliated mutual funds and is reimbursed by the funds in the subsequent month. The Partnership does not include these reimbursements as revenue but rather are netted against expenses paid on behalf of the affiliated mutual funds on the Statement of Operations due to the Partnership acting as an agent to the funds for this activity. The amount included in Due from affiliated mutual funds for these payments was $106 at March 31, 2021.

The Partnership generally settles its intercompany balances on a monthly basis. Due from affiliates and Due to affiliates on the Statement of Financial Condition includes all outstanding balances arising from the above transactions.

6. Subsequent Events

In accordance with the Subsequent Events topic ("Topic 855") of the FASB ASC, the Partnership evaluates subsequent events that occurred after the Statement of Financial Condition date but before the financial statements have been issued. The Partnership evaluated subsequent events through May 27, 2021, the date the Partnership's financial statements were available to be issued.

On April 30, 2021, Holdings acquired control of Waddell & Reed Financial Inc. ("Waddell & Reed"), a publicly traded US asset manager providing wealth management and asset management services. On completion, the wealth management business was sold to LPL Financial Holdings, Inc. Effective at the time of the merger, the Partnership entered into an agreement to be the distributor of Waddell & Reed's affiliated mutual funds.

Notes to Financial Statements (continued)
(In Thousands)

6. Subsequent Events (continued)

In addition, Waddell & Reed's affiliated broker-dealer, Ivy Distributors, Inc., a wholly-owned subsidiary of Holdings effective April 30, 2021, took a minority interest in the Partnership. The partnership interest of DCM, DIDP and DDI were adjusted on a pro rata basis.

Supplemental Information

Delaware Distributors, L.P.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
(In Thousands)

March 31, 2021

Net capital		
Total partnership capital	$	13,287
Deductions:		
Total nonallowable assets		8,637
Net capital	$	4,650
Aggregate indebtedness		
Items included in Statement of Financial Condition:		
Total liabilities	$	30,339
Total aggregate indebtedness	$	30,339
Computation of basic net capital requirement		
Minimum net capital required	$	2,023
Excess net capital	$	2,627
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	1,616
Ratio: Aggregate indebtedness to net capital		6.52 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Partnership's unaudited amended March 31, 2021 Part IIA Focus Filing as filed on May 27, 2021.

Supplemental Information

Delaware Distributors, L.P.

Schedule II - Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements for Brokers or Dealers Under
Rule 15c3-3 of the Securities and Exchange Commission

March 31, 2021

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as the Partnership relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.



Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of Delaware Distributors, L.P.

We have reviewed Delaware Distributors, L.P.'s assertions, included in the accompanying Delaware Distributors, L.P.'s Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) mutual fund wholesaler and distributor and (2) providing administrative services to affiliates pursuant to intercompany agreements, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended March 31, 2021 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended March 31, 2021.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PriceWaterHouseCoopers LLP

May 27, 2021

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us



Delaware Distributors, L.P.'s Exemption Report   MACQUARIE

Delaware Distributors, L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) mutual fund wholesaler and distributor and (2) providing administrative services to affiliates pursuant to intercompany agreements and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Delaware Distributors, L.P.

I, Stephen Hoban, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____Stephen Hoban_____

Title: Vice President and Chief Financial Officer

May 27, 2021



Report of Independent Accountants

To Management and the Board of Directors of Delaware Distributors, L.P.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Delaware Distributors, L.P. and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Delaware Distributors, L.P. for the year ended March 31, 2021, solely to assist the specified parties in evaluating Delaware Distributors, L.P.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Delaware Distributors, L.P.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. Agreed the amount of $46 listed on item 2B of the SIPC-7 for the April 1, 2020 – September 30, 2020 period to the October 31, 2020 Wells Fargo Bank Statement, which shows a wired payment of $46, made on October 30, 2020 (payment ID 5171) to SIPC as the beneficiary noting no differences.
    b. Agreed the amount of $38 listed on item 2G of the SIPC-7 for the April 1, 2020 – March 31, 2021 period to a Wells Fargo Wire Transfer Detail Report, which shows a wired payment of $38, made on May 27, 2021 (payment ID 5411) to SIPC as the beneficiary noting no differences.
2. Compared the Total Revenue amount reported on page 5 of the audited Form X-17A-5 for the year ended March 31, 2021 to the Total revenue amount of $179,738,344 reported on page 2, item 2a of Form SIPC-7 for the year ended March 31, 2021, noting a difference of $1.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions of $74,477,051 on SIPC-7 (April 1, 2020 - March 31, 2021) line 2c(1): "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products" to the summation of the following trial balance accounts:
    "6021000020: Other Commission Income, 6021000021: CDSC Revenue - Delaware, 6021100020: Upfront Commission Income, and 6070000021: 12B-1 Fee Revenue" per the March 31, 2021 year-end trial balance, noting no differences.

    b. Compared deductions of $105,205,386 on SIPC-7 (April 1, 2020 - March 31, 2021) line 2c(8): "Other revenue not related either directly or indirectly to the securities business" to the summation of the following: trial balance accounts "8010990000: Internal Other

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042
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Revenue and 6095990072: Tax TP Cost-Plus" per the March 31, 2021 year-end trial balance, plus the administrative fees financial statement totaling $105,205,386 noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $55,907 and $84, respectively of the Form SIPC-7, noting no differences.
    b. Recalculated the summation noted in step 3(a) above to the sum of the following trial balance accounts "6021000020: Other Commissions Income, 6021000021: CDSE Revenue - Delaware, 6021100020 Upfront Commission Income, and 6070000021: 12B-1 Fee Revenue" per the March 31, 2021 year-end trial balance, noting no differences.
    c. Recalculated the summation noted in step 3(b) above to the sum of the following trial balance accounts: "8010990000: Internal Other Revenue and 6095990072: Tax TP Cost-Plus" per the March 31, 2021 year-end trial balance, plus the administrative fees financial statement adjustment totaling $105,205,368, noting no differences.
    d. Recalculated the mathematical accuracy of the amount in the line titled "Total Deductions" on page 2, line 2c of $179,682,437, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors and Management of Delaware Distributors, L.P. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PriceWaterhouseCoopers LLP

May 27, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended March 31, 2021
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

29755 FINRA
DELAWARE DISTRIBUTORS LP
ATTN: COMPLIANCE DEPT
100 INDEPENDENCE, 610 MARKET STREET
PHILADELPHIA, PA 19106-2354

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard Salus 215-255-1010

2. A. General Assessment (item 2e from page 2) $84

   B. Less payment made with SIPC-6 filed (**exclude interest**) (46   )
      10/30/2020
      _____ Date Paid

   C. Less prior overpayment applied (   )

   D. Assessment balance due or (overpayment) _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $_____

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐ $38
      Total (must be same as F above)

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Delaware Distributors, LP
(Name of Corporation, Partnership or other organization)

Stephen Hsia
(Authorized Signature)

Dated the 27 day of May , 20 21 .

Vice President and Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning <u>April 1, 2020</u> and ending <u>March 31, 2021</u>

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ <u>179,738,344</u>

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

<u>74,477,051</u>

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Administrative Services Agreement

105,205,386

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

<u>179,682,437</u>

2d. SIPC Net Operating Revenues

$<u>55,907</u>

2e. General Assessment @ .0015

$<u>84</u>

(to page 1, line 2.A.)

2

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Delaware Distributors, L.P.
Fiscal Year Ended March 31, 2021
Report of Independent Registered Public Accounting Firm